NR07-07

May 22, 2007

Wealth Minerals Discovers Bonanza Uranium grades at Bororo Nuevo Property, San Jorge Basin, Argentina

Values average 0.44% uranium (10.3 lbs/ton U3O8) with
a maximum of 6.4% uranium (151.1 lbs/ton U3O8)

Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce that it has received final assay results from its newly discovered, 100% owned, high-grade Bororo Nuevo uranium property in southern Argentina.

Results from the initial 79 samples collected at Bororo Nuevo have now been finalized.  The average of the uranium values from all samples is 0.44% uranium (10.3 lbs/ton U3O8) and the over-limit values range from 1.2 to 6.4% uranium (28.8 to 151.1 lbs/ton U3O8).

Additionally, a new zone of uranium mineralization has been identified over an area of approximately 300 square metres located approximately 2 kilometres to the north of the original discovery zone.  Samples collected from the area have scintillometer readings ranging from 4100 counts per second (cps) to ‘off-scale’ (more than 9999 cps).  The samples have been submitted for assay and results are pending.  With the discovery of this new zone, the Company has now identified a “uranium fairway” approximately 7 kilometres long by 3 kilometres wide (Figure 1).

The initial reconnaissance sample results are highly encouraging, with over seventy percent the samples returning values in excess of 1 lb/t U3O8 (see NR07-06 for details).  The upper-most eleven percent of the samples returned values above the detection limit of the analytical method chosen (10,000 parts per million or 1% uranium).  Consequently, these samples were re-analyzed by the certified laboratory and produced the following results:

Sample Number	Sample Type	Width (m)	U (%)	U (lbs/ton U3O8)	Cu (%)
781RCB-71	rock	grab	2.1	49.6	0.07
781RCB-72	rock	grab	2.6	62.6	0.11
781RCB-76	rock	0.60	1.4	32.5	0.24
781RCB-85	rock	0.30	2.6	61.6	0.34
781RCB-88	rock	0.20	1.9	43.9	1.17
781RJM-99	rock	grab	1.3	31.1	0.02
781RJM-100	rock	grab	2.1	49.8	0.04
781RJM-102	rock	grab	6.4	151.1	1.04
781RJM-103	rock	0.20	1.2	28.8	0.49

Note:

Laboratory results are received in parts per million uranium.  The conversion factor used to convert parts per million uranium to pounds per short ton U3O8 is 1.179 (ppm uranium x 1.179 = ppm U308; 10,000 ppm uranium = 1% = 20 lbs/ton uranium).

Bororo Nuevo Property

The newly discovered Bororo Nuevo property forms part of the Company’s extensive land-holdings targeting high-grade uranium mineralization in the productive San Jorge Basin, southern Argentina.  There has been no systematic exploration on the property and mineralization remains open in all directions, most specifically to the north and south and at depth.  The property lies within the same productive basin that hosts the Cerro Solo uranium deposit (reported to contain a resource of 10.3 million pounds of U3O8 at an average grade of 0.3% uranium and a potential 0.3% molybdenum credit).

Mineralization has now been identified in eight separate mineralized outcrop clusters, whose host unit thicknesses range from 0.5 to 1.5 meters thick, within a uranium fairway now measuring approximately 7 kilometres long by up to 3 kilometres wide (see Figure 1).

Figure 1 – Bororo Nuevo Sample Locations

Kcb–cc
4100 cps
Kla
Kcb–cc
Kla
Kcb–cc
Q
Kcb–cc
Jpli–ca
Q
Kla
Q
Q
Kla
Bororo Nuevo Uranium Targets
0
1500
metres
4100
> 4000 cps
> 2.0 lbs/ton U308
> 20 lbs/ton U308
Fault
Fold Axis
Q Undifferentiated gravel cover
Kcb–cc Cerro Barcino Formation
Kla Los Adobes Formation
Jpli–ca Los Indios Group, Canadon Asfalto Formation

In light of these initial highly encouraging results, the Company has planned a very aggressive follow-up exploration program designed to take the Bororo Nuevo property to an initial drill test as soon as possible.  Experienced uranium field crews are currently conducting detailed geological mapping and systematic sampling over the mineralized zones and the surrounding ground and planning is underway for an airborne radiometric and magnetic geophysical survey.

Diamante-Los Patos Property

The Company also continues to aggressively advance its large Diamante–Los Patos property in north-western Argentina, where field crews are focused on the mapping and sampling of trenches at the Alfredo and recently discovered Bingo Zones (see NR07-03).  Initial chip sampling of surface exposures at the Bingo Zone returned values of 3.4 lbs/ton U3O8 over 6.5 metres.  Planning of an airborne radiometric and magnetic geophysical survey and the initial drill testing of the project is presently underway.

Qualified Person & QA/QC Controls

James M. Dawson, P. Eng., Wealth’s consulting geologist and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Dawson is not independent of Wealth by virtue of being a shareholder and the holder of stock options.

The San Jorge Basin Project work program is supervised by James M. Dawson, Wealth’s consulting geologist, and Scott Heffernan, P.Geol., Wealth’s Chief Geologist, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to Alex Stewart Assayers (ASA) for analysis.  ASA’s quality system complies with the requirements for the International Standard ISO 9001:2000.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ASA for additional quality control.

About Wealth Minerals Ltd.

Wealth is a well financed mineral exploration company with approximately 25.2 million shares issued and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.  The Company’s focus is the acquisition and exploration of prospective uranium properties, primarily in Argentina and Peru.  In addition to ongoing work programs on its existing properties, it continues to actively evaluate new potential uranium projects in these countries.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Henk Van Alphen”

President & Chief Executive Officer

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Company’s current 20F for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties

.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.